

25003263

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III ✗

SEC FILE NUMBER
8 - 48547

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **LRB Public Finance Advisors, Inc**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box) **SEC Mail Processing**

41 N Rio Grande, Suite 101

JUN 3 0 2025

(No. and Street)

Salt Lake City   UT**Washington, DC** 84101

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Laura D. Lewis   **801-596-0700**   **laura@lrbfinance.com**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company

(Name – if individual, state last, first, and middle name)

1785 West 2320 South	**West Valley City**	**UT**	**84119**
(Address)	(City)	(State)	(Zip Code)
10/20/2003		**457**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura D. Lewis _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LRB Public Finance Advisors, inc _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MAHALA VELASQUEZ
NOTARY PUBLIC · STATE OF UTAH
COMMISSION# 737703
COMM. EXP. 07-13-2028

Signature: _Laura P. Jenks_

Title:
Principal/Owner

Mahala Velasquez
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: LRB Exemption Letter

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



**Haynie &
Company**

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

 801-972-4800

 801-972-8941

🌐 www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of LRB Public Finance Advisors, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) LRB Public Finance Advisors, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is a non-covered Firm, thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of Footnote 74 of the SEC Release No. 34-70073. The Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). During the year ended December 31, 2024, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3). During the year ended December 31, 2024, the firm did engage in the following types of business: provided services as a Municipal Advisor fiduciary to local governments and non-profits desiring to issue bonds to secure financing for various projects; provided services as a consultant to local governments and non-profits such as user rate studies, impact fee analysis, financial revenue and expenditure forecasting.

LRB Public Finance Advisors, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LRB Finance Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Haynie & Company

Haynie & Company
Salt Lake City, Utah

February 25, 2025

LRB PUBLIC FINANCE ADVISORS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2024 and 2023

ASSETS		2024	2023
Current assets:			
Cash and cash equivalents	$	490,577	435,610
Accounts receivable, net		362,467	301,542
Related party receivables		3,000	21,600
Prepaid expenses		302	33,362
Income tax receivable		26,000	33,000
Total current assets		882,346	825,114
Property and equipment, net		163,084	340,703
Cash surrender value of life insurance		983,032	812,064
Total assets	$	2,028,462	1,977,881

LIABILITIES AND STOCKHOLDERS' EQUITY

		2024	2023
Current liabilities:			
Payables	$	301,280	325,958
Current portion of lease liabilities		96,668	215,068
Total current liabilities		397,948	541,026
Lease liabilities		-	96,668
Deferred income taxes		99,000	58,000
Total liabilities		496,948	695,694
Stockholders' equity:			
Common stock, $1 par value; 50,000 shares authorized, 3,879 shares issued and outstanding		3,879	3,879
Additional paid-in capital		119,820	119,820
Retained earnings		1,407,815	1,158,488
Total stockholders' equity		1,531,514	1,282,187
Total liabilities and stockholders' equity	$	2,028,462	1,977,881

The accompanying notes are an integral part of these financial statements.

LRB PUBLIC FINANCE ADVISORS, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2024 and 2023

	2024	2023
Revenues:		
Municipal advisory fees	$ 2,497,617	2,925,525
Consulting fees	1,320,319	1,154,648
Administrative fees	327,897	234,985
Total revenues	4,145,833	4,315,158
Operating expenses:		
Employee compensation and benefits	3,151,256	3,651,572
Other general and administrative expenses	785,112	747,741
Occupancy	107,850	111,157
Total operating expenses	4,044,218	4,510,470
Income (loss) from operations	101,615	(195,312)
Other income (expense):		
Gain on investments	170,968	167,867
Loss on disposal of property and equipment	(3,625)	-
Interest income	29,369	8,310
Net other income	196,712	176,177
Provision (benefit) for income taxes	49,000	(31,000)
Net income	$ 249,327	11,865

The accompanying notes are an integral part of these financial statements.

LRB PUBLIC FINANCE ADVISORS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
December 31, 2024 and 2023

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2023	3,879 $	3,879 $	119,820 $	1,146,623 $	1,270,322
Net income	-	-	-	11,865	11,865
Balance at December 31, 2023	3,879	3,879	119,820	1,158,488	1,282,187
Net income	-	-	-	249,327	249,327
Balance at December 31, 2024	3,879 $	3,879 $	119,820 $	1,407,815 $	1,531,514

The accompanying notes are an integral part of these financial statements.

LRB PUBLIC FINANCE ADVISORS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2024 and 2023

		2024	2023
Cash flows from operating activities:			
Net income	$	249,327	11,865
Adjustments to reconcile net income to net			
cash provided by (used in) operating activities:			
Provision for losses on accounts receivable		(25,000)	9,000
Depreciation and amortization		228,208	212,930
Loss on disposal of property and equipment		3,625	-
Deferred income taxes		41,000	(31,000)
Change in cash surrender value of life insurance		(170,968)	(167,867)
(Increase) decrease in:			
Accounts receivable		(35,925)	9,190
Related party receivable		18,600	(21,600)
Prepaid expenses		33,060	(4,757)
Income tax receivable		7,000	(20,000)
Increase (decrease) in:			
Payables		(24,678)	8,644
Lease liabilities		(215,068)	(198,395)
Net cash provided by (used in) operating activities		109,181	(191,990)
Cash flows from investing activities:			
Purchases of property and equipment		(54,214)	(3,929)
Net cash used in investing activities		(54,214)	(3,929)
Cash flows from financing activities:		-	-
Net increase (decrease) in cash		54,967	(195,919)
Cash and cash equivalents, beginning of year		435,610	631,529
Cash and cash equivalents, end of year	$	490,577	435,610

The accompanying notes are an integral part of these financial statements

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

LRB Public Finance Advisors, Inc. (formerly known as Lewis Young Robertson & Burningham, Inc.) (the Company) was incorporated under the laws of the state of Utah on July 6, 1995. The Company provides financial and consulting services to local governmental and other entities.

Use of Estimates in the Preparation of Financial Statements

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements include some amounts that are based on management's best estimates and judgements. The most significant estimates relate to allowances for uncollectible accounts receivable, depreciation and taxes. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution. Concentrations of credit risk with respect to accounts receivable are limited because many diverse local government agencies make up the Company's customer base, thus spreading the trade credit risk. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the National Credit Union Administration (NCUA) up to certain limits. At December 31, 2024, the Company had one balance in excess of NCUA insured limits by $240,472. At December 31 2023, the Company had one balance in excess of NCUA insured limits by $183,495. The Company has not experienced any losses in such accounts.

Financial Instruments

The Company's financial instruments include cash and cash equivalents, receivables, and payables. The recorded values of cash and cash equivalents, receivables, and payables approximate their fair values based on their short-term nature.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents.

Accounts Receivable

Accounts receivable are presented net of an allowance for credit losses and are generally unsecured. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest although a finance charge may be applied to such receivables that are more than thirty days past due.

The Company recognizes an allowance for credit losses based on an estimate of expected credit losses for financial instruments, primarily accounts receivable. Management estimates the allowance for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Expected credit losses are estimated by evaluating trends in historical write-off experience and applying historical loss ratios to pools of financial assets with similar risk characteristics. The Company has determined that it has one pool for the purpose of calculating its historical credit loss experience. Additional allowance for credit losses is established for financial asset balances with specific customers where collectability has been determined to be improbable based on customer specific facts and circumstances.

Property and Equipment and Depreciation Methods

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. The Company uses other depreciation methods (generally accelerated methods) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	5 years

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Leases

Operating lease right-of-use (ROU) asset represents the Company's right to use an underlying asset for the lease term and lease liability represents the Company's obligation to make lease payments arising from the lease. Operating lease ROU asset and lease liability are recognized at commencement date based on the present value of lease payments over the lease term. If a leasing arrangement does not provide an implicit rate, the Company's incremental borrowing rate is used based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. For operating leases with a term of one year or less, the Company does not recognize a lease liability or ROU asset on the financial statements.

Income Taxes

The Company files federal and state income tax returns in states in which it operates. Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income taxes are classified as noncurrent. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation allowance is established for any deferred tax assets for which realization is not more likely than not.

In accordance with Accounting Standards Codification (ASC) 740, Income Taxes, management evaluates uncertain tax positions taken by the Company. The Company considers many factors when evaluating and estimating its tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through the provision for income taxes. If interest expense and penalties related to unrecognized tax benefits were to occur, they would also be recognized in the provision for income taxes.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 whereby the amount of revenue recognized for any goods or services reflects the consideration that the Company expects to be entitled to receive in exchange for these goods or services. To achieve this core principle, the Company applies the following five step approach: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as a performance obligation is satisfied.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Company derives its revenues from consulting services, municipal advisory services, and administrative services. A description of each of the Company's disaggregated revenue streams, as presented in the statements of operations, is as follows:

Consulting Fees

The Company provides consulting services to entities for impact fee studies, RDA consulting services, transportation studies, and other similar services.

The Company believes the performance obligation for providing such consulting services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company has an enforceable right to payment for the consulting services provided to date. Progress toward satisfaction of the performance obligation is measured based on labor hours expended.

Municipal Advisory Fees

The Company provides municipal advisory services related to the application and issuance of municipal bonds.

The Company believes that the performance obligation related to municipal advisory services is achieved at the point in time when the customer is awarded the municipal bond. At this time the Company does not need to take any further significant actions in order for the customer to obtain control and benefit of the bond proceeds. If the bond issuance fails, the Company will not be paid for the municipal advisory services.

Administrative Fees

The Company provides administrative services such as RDA management services, SID administration, and other similar services.

The Company believes that the performance obligation related to administrative services is achieved at various intervals based on the terms of the contract (i.e. monthly, quarterly, annually, etc.). At these intervals the Company has completed any significant actions in order for the customer to benefit from the agreement.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Company's revenues, results of operations, and cash flows are affected by a wide variety of factors, including general economic conditions, geographical regions of its customers, the type of customer, the type of contract, and contract duration. During the years ended December 31, 2024 and 2023, the Company's revenues were primarily derived from customers in the western United States and were executed under short-term contracts.

Contingencies

Certain conditions may exist which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they arise from guarantees, in which guarantees would be disclosed.

Recently Adopted Accounting Pronouncements

Beginning in 2024 annual reporting, the Company adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07) that was issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced disclosure of significant segment expenses on an annual basis. Upon adoption, the guidance was applied retrospectively to all prior periods presented in the financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Operating Segments and Related Disclosures

The Company is managed as one reportable operating segment, which is comprised of several classes of services including municipal advisory fees, consulting fees and administrative fees, which are offered to governmental and other entities. The operating segment information aligns with how the Company's Chief Operating Decision Makers ("CODM") reviews and manages the business. The CODM is comprised of the three Principals / Owners of the Company. Financial information and annual operating plans and forecasts are prepared and reviewed by the CODM at the Company level. The CODM assesses performance for the operating segment and decides how to better allocate resources based on net income that is reported on the Statements of Income. The Company's objective in making resource allocation decisions is to optimize the financial results. The accounting policies of the Company's operating segment are the same as those described in the summary of significant accounting policies herein. For single reportable segment-level financial information, total assets, and significant non-cash transactions, see the Statements of Financial Condition, Statements of Income and Note 7 to the Financial Statements.

Note 2 – Accounts Receivable

Accounts receivable consist of the following:

	2024	2023
Accounts receivable	$ 385,467	349,542
Less allowance for credit losses	(23,000)	(48,000)
	$ 362,467	301,542

Note 3 – Property and Equipment

Property and equipment consists of the following:

		2024	2023
Furniture and fixtures	$	223,176	223,176
Computer equipment		204,712	184,679
Right-of-use assets		88,124	285,368
Leasehold improvements		51,485	51,485
		567,497	744,708
Less accumulated deprecation and amortization		(404,413)	(404,005)
	$	163,084	340,703

Note 4 – Payables

Payables consist of the following:

		2024	2023
Pension payable	$	263,667	285,711
Accrued expenses		20,485	1,953
Vacation payable		16,816	17,264
Accounts payable		312	21,030
	$	301,280	325,958

Note 5 – Income Taxes

The provision (benefit) for income taxes consists of the following:

		2024	2023
Current	$	8,000	-
Deferred		41,000	(31,000)
	$	49,000	(31,000)

The provision (benefit) for income taxes is different from the amounts computed at federal statutory rates for the following reasons:

		2024	2023
Computed tax at federal statutory rate	$	63,000	(4,000)
State taxes, net of federal benefit		12,000	(1,000)
Meals and entertainment		6,000	3,000
Other, net		(5,000)	(2,000)
Life insurance		(27,000)	(27,000)
	$	49,000	(31,000)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets (liabilities) are comprised of the following:

		2024	2023
Revenue and expense recognition	$	(82,000)	(79,000)
Difference between book and tax deprecation		(19,000)	(14,000)
Charitable contribution carryforward		-	4,000
Rent leveling adjustment		1,000	4,000
Net operating loss		1,000	27,000
	$	(99,000)	(58,000)

As of December 31, 2024, the Company has federal net operating loss carryforwards of approximately $5,000 that do not expire.

Note 6 – Operating Leases

The Company has an operating lease for office space which expires in May 2025. Operating lease expense under this lease during the years ended December 31, 2024 and 2023 was $200,000 and $200,000, respectively.

The Company has an operating lease for equipment which expires in September 2025. Operating lease expense under this lease during the years ended December 31, 2024 and 2023 was approximately $8,000 and $8,000, respectively.

As of December 31, 2024 and 2023, the weighted average discount rate for the Company's leases was 5%. As of December 31, 2024 and 2023, the weighted average remaining lease term was .5 and 1.5 years, respectively. During the years ended December 31, 2024 and 2023, the Company paid cash for operating lease payments of approximately $226,000 and $219,000, respectively.

Future maturities for operating leases are approximately as follows:

Year	Amount
2025	98,000
Total lease payments	98,000
Less imputed interest	(1,332)
	$ 96,668

During the years ended December 31, 2024 and 2023, the Company subleased a portion of their office space under an agreement that expires in May 2025. During the years ended December 31, 2024 and 2023, the Company recorded sublease revenue of approximately $94,000 and $91,000, respectively, as an offset to lease expense.

Note 7 – Supplemental Cash Flow Information

During the year ended December 31, 2024 and 2023, the Company paid cash for interest and income taxes as follows:

	2024	2023
Interest	$ -	-
Income taxes	$ -	19,000

Note 8 – Profit Sharing Plan

The Company has adopted a profit-sharing plan for all employees who qualify as to age and service. The Company's contribution expense was approximately $324,000 and $312,000 for the years ended December 31, 2024 and 2023, respectively.

Note 9 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2024 and 2023, the Company had net capital of $1,163,785 and $895,349, respectively, which was $1,143,130 and $871,861, respectively, in excess of its required net capital of $20,655 and $23,488, respectively. At December 31, 2024 and 2023, the Company's net capital ratio was 0.27 to 1 and 0.39 to 1, respectively.

Note 10 – Subsequent Events

The Company evaluated events through February 25, 2025, the date the financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

LRB PUBLIC FINANCE ADVISORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2024

Net Capital:

Total ownership equity	$	1,531,514
Ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		1,531,514
Additions for deferred income tax liabilities resulting from assets that are non-allowable for net capital		99,000
Total capital and allowable credits		1,630,514
Deductions for non-allowable assets		(466,729)
Net capital before haircuts on securities positions		1,163,785
Haircuts on securities		-
Net capital	$	1,163,785

Aggregate indebtedness:

Total liabilities (less deferred income taxes) from balance sheet	$	309,824

Computation of Basic Net Capital Requirement:

Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or minimum net capital of $5,000)	$	20,655
Excess net capital	$	1,143,130
Excess net capital at 1000% (net capital - 10% of aggregate indebtedness)	$	1,132,803
Ratio of aggregate indebtedness to net capital		0.27 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2023) (as amended on February 27, 2024):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	1,163,785
Reconciling items		-
Net capital per above	$	1,163,785

LRB PUBLIC FINANCE ADVISORS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2024

None; the Company is a non-covered Firm, thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of Footnote 74 of the Securities and Exchange Commission Release #34-70073.



LEWIS | ROBERTSON | BURNINGHAM

Exemption Report
Required under 17a-5(d)(4)

December 31, 2024

LRB Public Finance Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company is a non-covered Firm, thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of Footnote 74 of the Securities and Exchange Commission Release #34-70073. This Exemption Report was prepared as required by 17 C.F.R § 240 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

During the year ended December 31, 2024, the firm:

1. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) or Rule 15c-2-4:

2. did not carry accounts of or for customers; and

3. did not carry PAB accounts (as defined in Rule 15c3-3)

During the year ended December 31, 2024, the firm did engage in the following types of business:

A. Provided services as a Municipal Advisor fiduciary to local governments and non-profits desiring to issue bonds to secure financing for various projects;
B. Provided services as a consultant to local governments and non-profits such as user rate studies, impact fee analysis, financial revenue and expenditure forecasting.

I, Laura D. Lewis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Laura D. Lewis
Principal/Owner

This is our Public Copy. We also uploaded electronically in February and replied to this email that was sent to us.

your firm did not submit the required **"Public"** version of your 2024 fiscal year Annual Financial Audits. We ask that you subi ports to the Commission within **5 business days** from receipt of this communication.

~mail and include your submission in pdf form to ensure processing)

d include Notes to The Statement of Financial Condition, Facing Page, Oath of Affirmation, Report from Independent Accour

> file Annual Reports (review paper submission section), please follow the link pasted below.

ords are not accurate, please provide a copy of what was submitted.

ions/marketreg/bdnotices.htm

is Team